ASPEN GROUP RESOURCES CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 and the accompanying notes.  Aspen Group Resources Corporation’s financial statements have been prepared using US GAAP.  Aspen’s reserves have been reported in accordance with the respective SEC and National Instrument 51-101 guidelines.

This discussion contains certain forward-looking statements based on current expectations.  These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward –looking statements.  Management has prepared this discussion to help investors understand the financial results of the Company in the broader context.

Aspen’s results are reported on a consolidated basis in US dollars.

Aspen Group Resources Corporation (“Aspen” or the “Company”) is an independent energy company engaged in the acquisition, exploration, development and operations of oil and gas properties with a geographic focus in North America.

On April 1, 2004 Aspen and Westchester Resources Inc. (TSXV:WSR) (“Westchester”) entered into a 50/50 Joint Venture Agreement (the “Joint Venture”) to acquire, explore and develop oil and gas properties in Canada until December 31, 2004.  The first acquisition under this agreement was the Southern Saskatchewan Properties (see Canada – Joint Venture Properties).  Subsequent to this acquisition, effective October 26, 2004, Aspen and Westchester extended their Joint Venture agreement until April 30, 2009 and amended it to include projects throughout North America.  Under the terms of the agreement, Aspen will act as operator for all projects.

Canada – Joint Venture Properties

Saskatchewan

Aspen and its Joint Venture partner Westchester hold a total of 82 contiguous sections (52,533 acres) of Crown leases in Southern Saskatchewan.  The Joint Venture properties (the “Properties”) are located east of an extensive area that contains major resources of natural gas of biogenic origin trapped in tight upper cretaceous shelf sediments.  These types of shallow gas reservoirs have been extensively developed in Southeastern Alberta, Southwestern Saskatchewan, and Montana.  The biogenic gas is primarily methane, contains no liquid hydrocarbons, and is basically of pipeline quality.  Due to a shortage of available drilling rigs and capital, the Joint Venture has not been able to continue to drill on its acreage.  Licenses not converted to leases are scheduled to expire in April, June and August of 2006.  The Joint Venture has been unsuccessful to date in extending the term of the licenses scheduled to expire.

Manitoba

Aspen and its Joint Venture partner hold a total of 7 leases totaling approximately 2700 acres in the Daly Field, Manitoba.  The Daly oil field was discovered in 1951 and with oil in place of 150 mm barrels it is the largest oil field in Manitoba.  It produces 32 degree API light oil (marketed as Cromer oil after the Cromer oil terminal) from the Mississippian Lodgepole Formation at an average depth of 2400 feet.  Approximately 80 percent of the oil has been produced from the Middle Daly Member with the balance of the production coming from other members within the Lodgepole Formation, which includes the Upper Daly Member and the Cruickshank Crinoidal Facies.

Consulting geologists estimate that the leases contain approximately 25 additional drill locations that can support multiple wells on each location.  The Joint Venture has consulted with third party engineers to prepare a drilling plan in order to further develop the acreage and is currently awaiting delivery of a drill rig to resume drilling operations in the area.

Canada – Non-Joint Venture Properties

Exclusive of the Joint Venture with Westchester, Aspen operates through its wholly owned subsidiary Aspen Endeavour and has properties in Alberta and southern Saskatchewan, both in an operator and non-operator position.  Aspen operates 4 wells with and average working interest of forty-seven percent (47%) and has an average working interest of twenty-two percent (22%) in 134 non-operates properties.  In 2004 the properties produced at an average rate of 326 boepd.

Saskatchewan

Aspen Endeavour owns an interest in the Butte, Saskatchewan area, which is located approximately 55 km west of Swift Current.  This area consists of 11 wells that are tied in and under a water flood program to increase reservoir performance with a working interest range from 32.92% to 35%.

Alberta

The Namaka area is located in Southeastern Alberta approximately 35 km east of Calgary.  Aspen Endeavour holds between 50% and 56% working interest in the lands with 24 producing gas wells in the area.  Aspen Endeavour is currently working with Siksika Indian Nation to increase their land holdings in the area.

Aspen Endeavour holds interests ranging from 19% to 100% in various other properties in Alberta and Saskatchewan and is actively pursuing potential farm-in partners in order to reduce the risk and further develop the areas.

United States – Joint Venture Properties

In 2004 Aspen, through the Joint Venture arrangement with Westchester entered into a multi-well farm-in agreement with Oil for America, Inc. (“OFA”) in North Dakota.

OFA, in association with the Joint Venture have leased lands for several locations in North Dakota.  The target in North Dakota is the Lodgepole formation in Stark County.

Significant Events

Manitoba

To the date the Joint Venture has drilled three horizontal wells in the Daly Field in Manitoba.  Each well encountered potential productive zones in the Lodgepole and Bakken formations.  Construction and tie-in of the temporary surface gathering facilities for the two productive wells, consisting of two production tanks per well, have been completed.  The wells were put into production in October of 2005.  A review is currently underway to design and construct certain surface facilities to manage and dispose of associated water volumes associated with the production of this oil.  The Joint Venture has shut-in the non-productive well and is currently evaluating several options, including re-entering the well and drilling a second leg in the same zone or in one of the other productive zones encountered in the vertical portion of the well bore.

As announced on February 7, 2006, the Joint Venture has contracted a drilling rig through Ensign Drilling and expects drilling operations to recommence during the first week of April 2006.  During this phase of drilling, the Joint Venture anticipates drilling up to six horizontal wells in various locations on its acreage.

United States

The Joint Venture completed drilling and testing of the first well under the agreement with OFA on March 24, 2005 in North Dakota.  The Froelich 1-27, located in Stark County, North Dakota was drilled to a target depth of 9,645 feet.  The well was cased and completed for testing.  The initial tests of the upper portion of the well bore indicated no commercial quantities of oil and gas.  Under advisement of consulting geologists, the well was drilled using a service rig to a depth of 9,817 feet.  Within that depth, three intervals were tested and no commercial quantities of oil and gas were encountered.  In addition, a fourth interval located behind casing at approximately 9,300 feet was tested and no commercial quantities of oil and gas were encountered.  The Froelich 1-27 well was capped and abandoned.

In 2004, Aspen negotiated the sale of virtually all of its US oil and gas producing assets for $22 million less closing adjustments.  The sale price was within the average of similar transactions for these types of assets but less that the estimated reserve value of the assets.  Therefore Aspen recorded a loss on the disposal of $15.8 million.

The transaction had a closing date of October 15, 2004 and an effective date of June 1, 2004.  Therefore, Aspen only received revenue and incurred expenses from these assets for 5 months in 2004.  Results from the divested assets are indicated throughout the financial statements.  (See Discontinued Operations on page 5 of the MD&A).

With this sale Aspen has discontinued all of its oil and gas operations in the US, except its exploration activities in North Dakota and the operations of its wholly owned subsidiary, United Cementing and Acidizing Co. Inc., and the financial statements reflect such discontinuance.

Results from Continuing Operations

Revenues

Aspen’s gross revenue were $3.9 million for the year ended December 31, 2005 compared to $3.6 million for the same period in 2004.  The increase is primarily the result of higher sustained commodity prices.  Oil field service revenue from Aspen’s wholly owned subsidiary, United Cementing and Acidizing Co. Inc. (“United”), decreased 13 percent to $900,000.

Production

Gross production in the twelve-month period ending December 31, 2005 decreased to an average of 265 boe (barrel of oil equivalent) as compared to 326 boe/d in 2004.  The decline in production is primarily due to the natural decline curve of the producing properties.  Aspen’s production mix in 2005 was 61.6 percent gas and 38.4 percent oil.  Aspen’s production exit rate at December 21, 2005 was 266 boe/d.

Oil and Gas Production Expense

Oil and Gas production expense increased from $1.2 million in 2004 to $1.4 million in 2005.  The increase is attributable to higher lifting field costs.

Operating Expenses

Operating Expenses are costs associated with United’s operations, excluding general and administrative expenses.  For 2005 operating expenses decreased to $735,000 from $850,000 for the same period in 2004.  The decrease was attributable to a reduction in work projects.

General and Administrative Expense

General and administrative expense (G&A) decreased from $3.9 million 2004 to $3.1 million in 2005.  The decrease is due to a reduction of staff from closing the US operations.

Depletion and Depreciation

Depletion, depreciation and amortization increased in the twelve-month period from $1.8 million in 2004 to $2.7 million in 2005.  The increase was due to a $1.1 million asset impairment write-down of the Company’s United States oil and gas properties in 2005.

Interest Expense

Expenses associated with interest and financing decreased from $65 thousand in 2004 to $39 thousand in 2005 due to the reduction of Canadian debt.

Income/Loss Per Share

In 2005, Aspen recorded a loss from continuing operations of 4.2 million, or $0.06 per share versus a loss of $19.0 million, or $0.06 per share in 2004.

In 2004 as previously noted, Aspen was required to take a one-time, non-cash write-down from the sale of its US assets of $15.8 in 2004.  Including the effect of the write-down and minor adjustments for gains on the sale of other assets and tax recoveries, Aspen recorded a net loss of $19.1 million or $0.30 per share in 2004.

Cash Flow

Cash flow from operations (before changes in working capital) increased $400 thousand from 2004.  The increase in cash flow is attributable to higher commodity prices the Company received  from oil and gas sales in 2005.

Capital Expenditures

Capital additions, excluding acquisitions and divestitures for the year ended December 31, 2005 were $3.8 million compared to $2.3 for the same period in 2004.  This is attributable to the increased drilling activity in North Dakota and Manitoba.

Discontinued Operations

On July 7, 2004, Aspen announced that it had has signed a binding Letter of Intent (LOI) with Crusader Energy Corporation (“Crusader”), an Oklahoma based produced and development company, to sell it U.S. oil and gas assets for approximately $22 million cash, pending closing adjustments.  The transaction had an effective date of June 1, 2004 and closed on October 15, 2004.  The sale included virtually all of Aspen’s U.S. oil and gas production and reserves, which were approximately 600 boepd (3,600 mcfepd) of production and approximately 4.4 million boe (26.4 bcfe) of proven reserves.  The producing reserves were comprised of over 800 wells scattered throughout Oklahoma and Texas with small working interest, and in some cases, significant environmental issues.  Aspen’s wholly owned subsidiary United Cementing and Acidizing Co. Inc., was not included in the sale.

From the proceeds of the sale Aspen allocated $2.7 million to Crusader for closing adjustments such as title defects, well imbalancing and environmental issues.  In addition, $8.7 million of proceeds from the sale were used to retire the Company’s outstanding US bank debt.  An additional $950 thousand was used to pay down an outstanding loan with Quest Capital Corp.

Aspen retained approximately 325 boe/day of production from its Canadian properties and has applied the remainder of the proceeds to pursue exploration and development projects in Canada and the U.S.

The Company made additional divestitures of non-core or non-economic properties in 2004 totaling $400 thousand.

Equity

During the year 2005, 3,560,000 purchase warrants were exercised for $963,073.  The Company also issued an employee whom also is a Director 1,000,000 common shares from treasury as part of the employees compensation plan, $312,280 has been expensed to the Company.

On April 5, 2004, Aspen completed a private placement of 12 million special warrants for total proceeds of $2.3 million.  Each special warrant was convertible for no additional consideration into units, with each unit consisting of one share and one half-share purchase warrant.  Each whole warrant was exercisable for 12 months at Cdn $0.35 to acquire one share.  The shares and warrants carried a four-month hold period from the closing date.  As the expiry date of the warrants on March 31, 2005 the company had issued an additional 3,495,500 common shares from warrants issued from this offering for proceeds of $978 thousand.  The remaining 2,504,500 expired unexercised.

Financial Results and Liquidity

For the year ended December 31, 2005, Aspen reported positive working capital of $.4 million versus a $3.8 million in working capital in 2004.  The decrease in working capital is due to the drilling activity in 2005.

The Company anticipates that it has sufficient working capital and cash flow to fund its current drilling commitments.  Any new or expanded drilling programs may require that the Company raise additional capital through the issuance of equity in order to meet those capital requirements.

Transactions with Related Parties

Legal expenses of approximately $69 thousand and $130 thousand were paid to a legal firm of which an officer or director of the Company is a partner during the years ended December 31, 2005 and 2004 respectively.

Reserves

The independent reserve engineering reports for Aspen’s reserves were prepared and are presented under the respective SEC and NI 51-101 guidelines.  The reserve data and future estimates presented in the following table are for Proved Reserves as at December 31, 2005 in US dollars on a constant price case basis.  Neither evaluation assigns any values for probable reserves.  In addition, no reserve value have been assigned to the new Joint Venture properties Saskatchewan or North Dakota.

In US dollars at December 31, 2005
Reserve Category	Net Oil (Bbls)	Net Gas (Mcf)	Future Net Revenue ($)	Discounted Future Net Revenue ($) @ 10% Discount
Proved Developed Producing	113,900	958,928	6,770,000	5,438,000
Proved Developed Non- Producing	0	0	0	0
Probable	48,400	439,348	3,184,000	1,657,000
TOTAL	162,300	1,398,276	9,954,000	7,095,000

The 2005 reserve values are calculated on a PV-10 basis using $61.24 per barrel for oil (Cdn. $67.25) and $8.06 per mcf for gas (Cdn. $9.38).  Based on Proved Developed Producing reserves only and current production levels.  Aspen’s reserve life index is approximately 7 years.

In US Dollars	Cost	Accumulated Depletion and Depreciation	Net Book Value
2005 Petroleum & Natural Gas Properties	26,083,995	(19,404,018)	6,679,977

2004 Petroleum & Natural Gas Properties	18,824,918	13,738,929	5,085,989

Legal Proceedings

The Company is a named defendant in a number of legal proceedings, which are described within the notes to the audited financial statements.  Refer to Notes to the Consolidated Financial Statements – Note 12 “Commitments and Contingencies”.

Business Risks

Holders of the Common Stock and future investors in the Company should be aware of the following factors in evaluating their investment in Aspen.

The marketability and price of products owned or that may be acquired or discovered by Aspen will be affected by numerous factors beyond the Company’s control.  Aspen must compete in all aspects of its operations with a number of other corporation that have equal or greater technical or financial resources.  Aspen is also subject to market fluctuations in the prices or products, exchange rates, uncertainties related to the proximity of its reserves to pipelines and processing facilities and extensive governmental regulations.

Aspen will face different risks and uncertainties with oil and gas exploration and development, some of which are not always within the control of Aspen.

Operational risks include finding and developing oil and natural gas reserves on an economic basis, marketing production, hiring and retaining employees and conducting operations in a cost effective manner.  Aspen mitigates these risks by concentrating in a limited number of areas with low cost exploration and development objectives, by ensuring that the Aspen employees are highly qualified and motivated to achieve success and to support long-term relationships with its service providers to ensure quality service is available through all business cycles.  Insurance against well pollution, well blowouts and other forms of assets destruction will be employed as appropriate.

Financial risks include commodity prices, interest rates and the U.S./Canadian exchange rate, all of which are beyond the control of Aspen.  Aspen will address these risks by employing price hedges as appropriate and minimizing interest rate risk through prudent management of cash flow, bank and equity financing.

The Company is a named defendant in a number of legal proceedings, which are described within the notes to the audited financial statements.

Aspen’s balance sheet has improved significantly with the elimination of the US debt in 2004.  With this financial burden eliminated with working capital and cash flow, the Company has the financial flexibility to invest in exploration activities.